April 17, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chrstina Chalk, Senior Special Counsel

Valian Afshar, Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisition

Re:	Lions Gate Entertainment Corp.

Schedule TO-I filed on April 9, 2020

File No. 005-55587

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us,” or “our”), to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) regarding our Schedule TO-I filed on April 9, 2020 (the “Schedule TO”) contained in your letter dated April 14, 2020. For your convenience, we have included your original comments, each immediately followed by our response. Concurrently with the submission of this response, we are filing Amendment No. 1 to the Schedule TO.

Schedule TO-I

1.        We note that the offer materials appear to have been distributed only via email, and that tenders or withdrawals of tenders may only be submitted via email. In your response letter, please explain why you believe this method of dissemination, as well as tendering and withdrawing tenders, is appropriate under the circumstances of the Offer, taking into consideration the characteristics of the Eligible Employees and your normal means of communicating with such employees. As an example, discuss whether all Eligible Employees have access to corporate email and whether this is your typical way of communicating with them.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the dissemination of offer materials via email is appropriate because, as the Staff suggests, email is the Company’s primary means of communication with all of the Company’s employees, including with respect to compensation and benefits matters as well as its policies and procedures. All employees of the Company are assigned a Company-provided email account upon the commencement of their employment with the Company, have regular access to such email account and regularly receive important communications from the Company by means of such email account. In addition, each of the Company’s employees is proficient in the use of email, has access to a Company-provided computer and regularly uses email for communication with the Company.

Importantly, all Company employees are currently working remotely due to “stay-at-home” orders in Los Angeles County given the impact of the novel coronavirus pandemic and measures to prevent its spread. Email is the employees’ primary means of communicating with the Company.

For similar reasons, the Company believes the use of email as the exclusive means of tendering and withdrawing tenders is appropriate. Electronic communication is, and continues to be, the primary means through which employees communicate with the Company and submit important documentation to the Company. For example, the Company’s employees communicate with the Company via email and access to specific web portals about stock option exercises, payroll matters, participation in the Company’s employee stock purchase plan and the Company’s other employee benefit programs. Each of the Company’s employees has access to the technology, and regularly uses such technology, necessary to properly complete and sign their election forms and deliver such election forms to the Company via email. Moreover, email establishes an electronic time-stamped record that is easy to track, enables the swift resolution of any deficiencies in delivery of tenders and withdrawals, and will allow the Company to quickly confirm receipt of tenders or withdrawals, thereby giving employees confidence that their materials have been delivered and received, and are being properly documented.

Exhibit (a)(1)A) – Offer Circular

How may I accept the Offer?, pages 12-14

2.        We note your statement on page 13 that “[y]our election to accept or reject the Offer will become irrevocable upon the expiration time of the Offer.” We further note, however, that on page 15 of the Offer Circular, you state that “if we have not accepted the Eligible Options you tender within forty (40) business days of the commencement of the Offer, you may withdraw your acceptance at any time thereafter and your tendered Eligible Options will continue in accordance with their terms.” Please revise the quoted disclosure on page 13 to conform to the quoted disclosure on page 15.

Response: In response to the Staff’s comment, the Company has revised the statement on page 13 to conform to the quoted disclosure on page 15, as follows:

“Your election to accept or reject the Offer will become irrevocable upon the expiration time of the Offer (provided, however, that if we have not accepted the Eligible Options you tender within forty (40) business days of the commencement of the Offer, you may withdraw your acceptance at any time thereafter and your tendered Eligible Options will continue in accordance with their terms).”

What if I change my mind?, pages 14-15

3.        We note your statement on page 15 that “[y]ou may not change or withdraw any election after the expiration time of the Offer.” We further note, however, that on page 15 of the Offer Circular, you state that “if we have not accepted the Eligible Options you tender within forty (40) business days of the commencement of the Offer, you may withdraw your acceptance at any time thereafter and your tendered Eligible Options will continue in accordance with their terms.” Please qualify the former quoted disclosure to account for the latter quoted disclosure.

Response: In response to the Staff’s comment, the Company has qualified the former quoted disclosure on page 15 to account for the latter quoted disclosure on page 15, as follows:

“You may not change or withdraw any election after the expiration time of the Offer (provided, however, that if we have not accepted the Eligible Options you tender within forty (40) business days of the commencement of the Offer, you may withdraw your acceptance at any time thereafter and your tendered Eligible Options will continue in accordance with their terms).”

Can the Offer be modified?, pages 15-17

4.       The lead-in paragraph to this section on page 15 states that you may terminate the Offer if “any of the following events has occurred, or has been determined by us to have occurred and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of Eligible Options tendered to us for exchange.” All offer conditions must be objective and outside the control of the bidder to avoid an impermissible illusory offer. The reference in the quoted language to “inadvisable” appears to provide you with discretion to make a secondary decision whether to proceed with or terminate the Offer after the occurrence or non-occurrence of one of the listed conditions. In our view, once a condition is “triggered,” the Company must determine and advise Eligible Employees how it intends to proceed by terminating the offer or waiving the applicable condition. If there is a secondary determination (whether it is advisable to proceed), this must be described in reasonable detail, including what factors the decision would be based upon. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the lead-in paragraph to this section on page 15 as follows:

“Notwithstanding any other provision of the Offer, we are not required to accept any Eligible Options tendered to us for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any Eligible Options tendered to us, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the commencement date of the Offer and prior to the expiration time of the Offer, other than through acts or omissions to act by us, any of the following events has occurred:”

5.       You have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market.” Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market.

Response: In response to the Staff’s comment, the Company has revised the condition as follows:

“… any general suspension of trading in securities on any national securities exchange or in the over-the-counter market…”

6.       You have included a condition that will be triggered by the “the commencement of a war, terrorist act, armed hostilities or other international or national crisis directly or indirectly involving the United States” without any materiality qualifier on the gravity of such an event and without limiting the event to one directly involving the United States. Therefore, if any event anywhere in the world “triggers” this condition while the Offer is pending, you must promptly amend the offer materials to advise stockholders whether you will waive the condition, or assert it and terminate the Offer. Depending on the timing of this event and your revised disclosure, you may also be required to extend the Offer. Please confirm your understanding in your response letter. Alternatively, please amend the condition to more narrowly tailor it.

Response: In response to the Staff’s comment, the Company has revised the condition as follows:

“… the commencement of a war, terrorist act, armed hostilities or other international or national crisis directly involving the United States that would also materially adversely affect market conditions in the United States;”

7.       You have included a condition that will be triggered by “any significant decrease in the market price of our common shares . .. . .” Please revise the condition to quantify what would be considered a “significant decrease” in the market price of your comment shares.

Response: In response to the Staff’s comment, the Company has revised the condition as follows:

“… a 20% decrease in the closing price of the applicable class of our common shares (measured against the closing price of the applicable class of our common shares on April 9, 2020) that occurs after April 9, 2020 and prior to the expiration time of the Offer…”

8.        You have included a condition that will be triggered by “any decline in either the Dow Jones Industrial Average, the NYSE or the Standard and Poor’s 500 Index by an amount in excess of 10% measured during any time period after the close of business on April 9, 2020.” Please revise the condition to clarify whether the 10% decline will be measured against the price of the enumerated indices at the close of business on April 9, 2020. Please also clarify whether the decline will be measured at expiration or whether the condition could be “triggered” at some earlier point while the Exchange Offer is pending, even if your share price rebounds by the Expiration Time.

Response: In response to the Staff’s comment, the Company has revised the condition as follows:

“…any decline in either the Dow Jones Industrial Average, the NYSE or the Standard and Poor’s 500 Index by an amount in excess of 10% (based on the price of such index at the close of business on any date after April 9, 2020 and prior to the expiration time of the Offer as measured against the price of such index at the close of business on April 9, 2020).”

9.        You have included a condition that will be triggered by “any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries.” Notwithstanding the lead-in language quoted in comment 4 above, please revise the condition to clarify whether such “change or changes” must be adverse to the Company.

Response: In response to the Staff’s comment, the Company has revised the condition as follows:

“…any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, is or may be materially adverse to us or our subsidiaries.”

Exhibit (a)(1)(B) – Election Form

10.        We note that the last bullet on page 4 of the Election Form requires the Eligible Employees to release the Company from any and all Claims “that relate to or are in any way connected with the Cancelled Options.” Please revise this release to comply with Section 29(a) of the Securities Exchange Act of 1934.

Response: In response to the Staff’s comment, the Company has revised the last bullet on page 4 of the Election Form as follows:

“Upon acceptance of the Cancelled Options by Lionsgate, I, on my own behalf and on behalf of my heirs, dependents, executors, administrators and assigns, hereby release Lionsgate and its successors, assigns, affiliates, representatives, directors, officers and employees, past and present (collectively referred to in this form as “Released Persons”), with respect to and from any and all claims, damages, agreements, obligations, actions, suits, proceedings and liabilities of whatever kind and nature, whether now known or unknown, suspected or unsuspected (collectively referred to in this form as “Claims”), that I now own or hold or at any time previously owned or held against any of the Released Persons and that relate to or are in any way connected with the Cancelled Options (other than Claims arising under the federal securities laws). I acknowledge that I may later discover claims or facts that are in addition to or are different from those which I now know or believe to exist with respect to the Cancelled Options. Nevertheless, I hereby waive any Claim relating to or connected with the Cancelled Options that might arise as a result of such different or additional claims or facts (other than Claims arising under the federal securities laws). I fully understand the significance and consequence of this release.

*****

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at akuzycz@lionsgate.com.

Sincerely,

/s/ Adrian Kuzycz
Adrian Kuzycz
Executive Vice President
and Associate General Counsel